ADUDDELL INDUSTRIES

October 3, 2008

United States Securities and Exchange Commission

Attn: Ms. Lisa Haynes, Staff Accountant

Division of Corporate Finance, Mail Stop 7010

Washington, D.C. 20549-7010

RE:	Aduddell Industries, Inc.; Form 10-K for the Year Ended December 31, 2007
File No. 0-24684

Dear Ms. Haynes:

In response to Mr. Rufus Decker's letter dated July 21, 2008 and related subsequent telephone conversations between management of Aduddell Industries, Inc. ("Aduddell") and Securities and Exchange Commission staff, our plan for addressing the issues identified in the letter is as follows:

We have assembled a team consisting of selected Aduddell management members and certain outside consultants. This team will perform the appropriate procedures necessary to allow Aduddell to properly complete its assessment and conclusion as to the effectiveness of our internal controls over financial reporting as well as disclosure controls and procedures for the period ended December 31, 2007. These procedures will consist of, among other things, the following:

●	Identify, segregate and analyze all existing internal control correspondence and related work product for the period covered.
●	Identify existing roles and responsibilities within each key financial reporting cycle for the period covered.
●	Interview process owners, management and other key persons involved in internal control for the period covered.
●	Update existing internal control documentation.
●	Identify appropriate significant processes and related key controls.
●	Develop tests for certain key internal control processes including walkthroughs based on management's determination of risk.
●	Obtain supporting documentation for selected tests of controls.
●	Conclude as to the effectiveness of internal controls over financial reporting and the effectiveness of disclosure controls and procedures.
●	Document results.
●	Amend our filing of Form 10-K for the year ended December 31, 2007, accordingly.

We anticipate completion of the above including the filing of an amended 10-K no later than November 17, 2008.

Regards,

/s/Tim Aduddell

Tim Aduddell,

CEO and Interim CFO

Aduddell Industries

14220 S. Meridian Oklahoma City, OK 73173

PH: 405.692.2300 FX: 405.692.0115